VIA EDGAR AND BY FEDERAL EXPRESS Andrew D. Mew Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549	Direct Dial: +1 212 878 3250 E-mail: jonathan.zonis@cliffordchance.com sarah.levitt@cliffordchance.com wenting.yu@cliffordchance.com January 31, 2012

Re:	Brazilian Electric Power Company
Form 20-F for the Fiscal Year Ended December 31, 2010
Filed October 17, 2011
Amendment No. 1 to Form 20-F for the Fiscal Year Ended December 31, 2010
Filed December 2, 2011
File No. 001-34129

Dear Mr. Mew,

On behalf of our client, Centrais Elétricas Brasileiras S.A. – Eletrobras (the “Company”), set forth below are the responses of the Company to the comments of the staff of the Department of Corporation Finance of the Securities and Exchange Commission (the “Staff”), contained in the Staff’s letter dated December 30, 2011 (the “December 30 Letter”), with respect to the Annual Report for the fiscal year ended December 31, 2010 on Form 20-F (File No. 001-34129) filed by the Company on October 17, 2011 (the “Annual Report”) and Amendment No. 1 thereto filed by the Company on December 2, 2011 (the “Amendment No. 1”). For convenience of reference, each Staff comment is reprinted below in bold and italics, numbered to correspond with paragraph numbers assigned in the December 30 Letter, and is followed by the corresponding response of the Company. Capitalized terms used and not otherwise defined in this letter that are defined in the Annual Report or Amendment No. 1 shall have the meanings set forth in the Annual Report or Amendment No. 1.

Form 20-F for the Fiscal Year Ended December 31, 2010

Item 6. Directors, Senior Management and Employees, page 84

B. Compensation, page 87

Andrew D. Mew

January 31, 2012

1.	Please confirm to us that Brazil does not require disclosure of compensation to your Board of Directors, Board of Executive Officers and Fiscal Counsel on an individual basis. See Item 6.B.1 of Form 20-F.

The Company confirms that Brazil does not require disclosure of compensation to its Board of Directors, Board of Executive Officers and Fiscal Counsel on an individual basis, except for the maximum, minimum and average amount of compensation for members of each of the Board of Directors, Board of Executive Officers and Fiscal Council. The Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários), or CVM, only requires compensation disclosure on an aggregate basis, by each of the Board of Directors, Board of Executive Officers and Fiscal Council.

Item 18. Financial Statements, page 126

2.	We note you intend to provide comparative audited financial statements for 2010 and 2009 for certain significant subsidiaries in amendments to your annual report. Please provide us your evaluation of significance under Rule 3-09 of Regulation S-X for your investees.

The Company respectfully advises the Staff that as of December 30, 2009, the Company’s and its other subsidiaries’ equity in the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle of CTEEP, CEMAR, CEEE-D and CEEE-GT exclusive of amounts attributable to any non-controlling interests accounted for, respectively, 76%, 24%, 152% and 120% of such income of the Company and its consolidated subsidiaries. For the year ended December 31, 2010, the Company’s and its other subsidiaries’ equity in such income of CTEEP, CEMAR, CEEE-D and CEEE-GT did not exceed 20% of such income of the Company and its consolidated subsidiaries. The Company has filed the 3-09 financial statements for CEMAR on the date hereof. The Company understands that CEEE-GT and CEEE-D have submitted their financial statements to their external auditor. Once their external auditor issues its audit reports with respect to these financial statements, the Company will file the 3-09 financial statements of CEEE-GT and CEEE-D.

Andrew D. Mew

January 31, 2012

Application of SX 3-09 for December 31, 2010 (in R$ millions)

	Investments at equity	% over total investments	Assets	% over total assets	Income before taxes	% over total Income before taxes	% Particip.	Income before taxes (100%)
At equity		IFRS		IFRS		IFRS
(a) Associated companies
Centrais Elétricas do Pará S.A. - Celpa	305,304	0%	2,861,740	2%	(43,775.84)	-1%	34.24%	(127,850)
Companhia Estadual de Geração e Transmissão de Energia Elétrica - CEEE GT	627,300	0%	3,918,135	3%	31,132.25	1%	32.59%	95,527
Centrais Elétricas Matogrossenses S.A. - Cemat	480,650	0%	3,328,329	2%	16,123.30	0%	40.92%	39,402
Empresa Metropolitana de Águas e Energia S.A. - Emae	328,656	0%	1,133,069	1%	12,431.77	0%	39.02%	31,860
Companhia de Transmissão de Energia Elétrica Paulista - CTEEP	1,632,607	1%	6,931,418	5%	279,090.75	7%	35.33%	789,954
Centrais Elétricas do Maranhão - Cemar	302,263	0%	2,807,608	2%	111,744.79	3%	33.57%	332,871
Lajeado Energia S.A.	539,588	0%	2,346,448	2%	104,554.25	3%	40.07%	260,929
Ceb Lajeado S.A.	72,907	0%	363,643	0%	10,524.79	0%	40.07%	26,266
Paulista Lajeado Energia S.A.	26,900	0%	128,943	0%	7,588.06	0%	40.07%	18,937
Companhia Estadual de Distribuição de Energia Elétrica - CEEE-D	377,518	0%	4,019,615	3%	(68,708.19)	-2%	32.59%	(210,826)
Total assets		Total assets		Total income before taxes
IFRS	146,901,000	IFRS	146,901,000	IFRS	4,047,249

Application of SX 3-09 for December 31, 2009 (in R$ millions)

	Investments at equity	% over total investments	Assets	% over total assets	Income before taxes	% over total Income before taxes	% Particip.	Income before taxes (100%)
At equity		IFRS		IFRS		IFRS
(a) Associated companies
Centrais Elétricas do Pará S.A. - Celpa	339,796	0%	3,070,671	2%	24,298	6%	34.24%	70,964
Companhia Estadual de Geração e Transmissão de Energia Elétrica - CEEE-GT	539,023	0%	3,777,734	3%	495,999	120%	32.59%	1,521,935
Centrais Elétricas Matogrossenses S.A. - Cemat	473,037	0%	3,186,916	2%	74,265	18%	40.92%	181,489
Empresa Metropolitana de Águas e Energia S.A. - Emae	324,131	0%	1,130,957	1%	6,042	1%	39.02%	15,485
Companhia de Transmissão de Energia Elétrica Paulista - CTEEP	1,665,285	1%	6,388,075	5%	315,645	76%	35.42%	891,150
Centrais Elétricas do Maranhão - Cemar	244,749	0%	2,429,211	2%	99,095	24%	33.57%	295,189
Ceb Lajeado S.A.	73,151	0%	373,820	0%	12,276	3%	40.07%	30,637
Paulista Lajeado Energia S.A.	27,862	0%	131,586	0%	8,602	2%	40.07%	21,467
Companhia Estadual de Distribuição de Energia Elétrica - CEEE-D	415,005	0%	4,027,902	3%	629,932	152%	32.59%	1,932,900
Total assets		Total assets		Total income before taxes
IFRS	137,708,376	IFRS	137,708,376	IFRS	413,255

Consolidated Financial Statements, page 1

Consolidated Statement of Other Comprehensive Income, page 8

Andrew D. Mew

January 31, 2012

3.	Please revise your disclosure to clarify your presentation of the related tax effects. Please refer to IAS 1, paragraph 90.

The Company respectfully advises the Staff that there is a separate line item in the consolidated statement of Stockholders Equity which demonstrates the total tax effect of the components of comprehensive income. This tax effect was R$72,276 as of December 31, 2009 and R$48,021 as of December 31, 2010. In future filings, the Company will disclose the amount of income tax relating to each component of other comprehensive income as follows:

	2010	2009
Actuarial gains and losses adjustments	177,745	(125,380)
Fair value of financial instruments available for sale	17,048	(227,066)
Comprehensive income of associated companies and jointly controlled assets	(242,814)	280,170
Total	(48,021)	(72,276)

Consolidated Statement of Shareholders Equity, page 9

4.	We note you label January 1st, 2009 and December 31st, 2009 IFRS ending balances as “restated”. Please explain to us why they have been restated or revise.

In response to the Staff’s comment, the Company informs the Staff that the term “restated” was used to signify the implementation of IFRS. However, other than the adjustments to conform the financials to IFRS, there were no additional changes or restatements for the prior period. The Company will remove this label in future filings.

Note 3. Summary of Significant Accounting Policies, page 18

5.	Please revise to disclose the useful lives or the depreciation rates used for each class of property, plant, and equipment as required by IAS 16, paragraph 73(c).

The Company respectfully advises the Staff that in Note 4(II) on page 43 of its financial statements included in the Annual Report, the Company states that it depreciates property plant and equipment in accordance with the guidance of ANEEL, the Brazilian energy regulator. The Company used the component approach, and it used the following annual ranges:

•	Generation – from 2% to 2.6% (hydro), 3.3% (nuclear) and 6% (thermal)

Andrew D. Mew

January 31, 2012

•	Administration – from 5.2% to 15%

•	Transmission lines were considered financial assets and with the IFRS transition, in accordance with IFRIC 12, are no longer subject to depreciation.

To provide further information about the rate of depreciation for each class of property, in future filings the Company will expand its disclosure of the components of property in a manner consistent with the table below. The amounts are gross of depreciation and special obligations.

	2010		2009
Generation	Depreciation Rate	R$ Thousands	Depreciation Rate	R$ Thousands
In service		53,940,091		54,222,482
Hydro	2% to 2.6%	45,849,077	2% to 2.6%	47,173,559
Nuclear	3.3%	7,435,228	3.3%	7,963,942
Thermal	6%	655,786	6%	542,225
In progress		8,808,957		5,330,686
Hydro		6,401,254		3,711,366
Nuclear		1,116,695		736,745
Thermal		1,291,008		882,575

6.	Please disclose whether segments have been aggregated. See IFRS 8, paragraph IN15.

The Company respectfully advises the Staff that operating segments have not been aggregated in presenting reportable segments. The segment presentation is determined based on the information provided to the chief operating decision maker.

Note 10. Financing and Loans Granted, page 55

7.	We note you only present financing and loans granted to Itaipu separately from the aggregated line items “Financial asset – Itaipu, current” and “Financial asset – Itaipu, non-current” on the face of the consolidated balance sheets on page 5. It appears that your presentation is inconsistent with your joint venture accounting policy on page 22 that your share in assets, liabilities, and results of jointly controlled entities are added up to corresponding items in the consolidated financial statements of the Company, line by line. Please explain.

Andrew D. Mew

January 31, 2012

In response to the Staff’s comment, the Company respectfully advises the Staff that all of its participations in its subsidiaries are consolidated on a line by line basis, and the financing and loans granted to Itaipu are also disclosed in Note 10.

The Company provides separate Itaipu disclosures in Note 18 and in its consolidated balance sheet. These separate amounts are related to the revenues from the purchase and sale of energy generated by Itaipu and the infrastructure of Itaipu, which is accounted for as a financial asset in accordance with IFRIC 12. Because of these amounts generated from the purchase and sale of energy are very large and because the infrastructure is considered a financial asset, the Company included a separate line item in the balance sheet and a specific footnote regarding Itaipu.

Note 15. Investments, page 61

8.	Please revise to provide disclosure of the total revenues for your investments in associates and the fair value of investments in associates required by IAS 28, paragraph 37. If you have included the fair value disclosure as part of your disclosure within Note 8, please revise to clarify indicating the carrying value of the investments in associates and related fair value of those investments for which there are published price quotations.

In response to the Staff’s comment, the Company respectfully advises that in future filings it will expand its disclosure of information regarding associates to present revenue information in a format consistent with the table below, which contains both the fair value based on price quotations as well as total revenues.

	Fair Value of Investments			Revenue
	R$ Thousands			R$ Thousands
	12/31/2010	12/31/2009	1/1/2009	12/31/2010		12/31/2009	1/1/2009
Celesc	165,711	145,593	144,786	4,036,765		3,498,260	5,365,275
Cesp	161,439	181,872	88,382	2,905,327		2,652,807	2,986,866
EEVP	17,657	15,895	7,979	N/A	[1]	N/A	N/A
Energisa (Saelpa + CELB)	68,966	77,552	213,030	2,154,319		1,996,572	2,463,492
CELG	322	276	287	2,210,362		2,066,317	1,809,083
CELPE	51,321	52,546	34,909	3,937,208		3,811,748	3,401,522
COPEL	58,169	55,873	33,677	1,924,970		1,621,356	1,985,792
AES Eletropaulo	67,291	72,300	54,319	9,697,157		8,785,637	11,750,535
Energias do Brasil	19,170	16,615	11,192	5,034,316		4,621,702	4,610,492
CPFL Energia	35,094	30,077	25,682	17,566,678		16,491,310	14,372,000
Guascor	3,300	3,300	3,300	N/A		N/A	N/A
EATE	5,344	5,344	16,961	N/A		N/A	N/A
Tangara	21,738	21,738	21,738	N/A		N/A	N/A
Elejor	—	—	9,829	N/A		N/A	N/A
CDSA	11,801	11,801	11,801	N/A		N/A	N/A
CEA	20	20	20	N/A		N/A	N/A
CEB	3,528	3,528	3,528	1,928,104		1,754,961	1,461,781
CER	102	102	102	N/A		N/A	N/A
Others	114,556	167,196	126,916	N/A		N/A	N/A

TOTAL	1,684,781	1,630,117	1,376,821

[1]	Not currently available. We will include this information in future filings.

Andrew D. Mew

January 31, 2012

9.	Please provide disclosure explaining the nature of the investments adjustments.

In response to the Staff’s comment, the Company notes that when it prepared its consolidated financial statements, the Company made certain adjustments to the results of companies in which it invests in order to conform the accounting policies of these companies with the accounting policies of the Company. The consolidated results of the Company include the results provided by the companies, which use different accounting procedures. The Company then uses the adjustments to translate these amounts into the amounts that would have been reported under IFRS in accordance with the Company’s accounting procedures. The majority of these adjustments were to the accounting treatment of the provision of doubtful accounts, pension plans and estimates of the present value of long-term assets.

Note 16. Fixed Assets, page 76

10.	Please revise to provide footnotes to your tabular presentations explaining the nature of the property, plant and equipment class “trading” and the nature of “special obligations.”

In response to the Staff’s comment, in future filings the Company will provide an explanation of the tabular presentations explaining the nature of the property, plant and equipment class “trading” and the nature of “special obligations.” The Company will define “trading” as assets used for commercial and marketing purposes. The main assets that make up this category are furniture and fixtures, computer and communication equipment and other property assets used for trading or marketing. “Special obligations” relate to amounts received and applied to fixed or intangible assets, which must be returned to the grantor at the end of the concession period. It includes consumer spending; the union budget appropriations; federal, state and local funds; amounts invested in energy efficiency programs; research and development assets and special credits related to investments in facilities under grants. These amounts are used as a way to reduce the value of the Company’s fixed assets when determining the base amount for revising its tariffs.

Andrew D. Mew

January 31, 2012

11.	Please tell us the factors you considered in determining all of the assets within, for example, the “Generation” property, plant, and equipment class were of a similar nature and advise us of the primary items comprising each class such as land, plants, buildings, and motor vehicles. Please refer to IAS 16, paragraph 37.

The Company respectfully advises the Staff that it considered the general parameters of IAS 16, paragraph 37 as well as the more specific ANEEL guidelines for fixed assets, regulatory guidance and market practice for Brazilian electricity companies to determine whether or not assets were of a similar nature.

Upon implementation of IFRIC 12, the generation segment was the only segment that had fixed assets. Assets in the transmission and distribution segments were reclassified as financial and/or intangible assets. Some of the major items classified as generation assets are reservoirs, dams, turbines, water mains and other equipment. These assets are aggregated according to the type of generation (hydro, nuclear and thermal).

In future filings the Company will include a breakdown of the major generation assets by category. Please see the table below for and example of the disclosure the Company will provide:

	2010		2009
Generation	Depreciation Rate	R$ Thousands	Depreciation Rate	R$ Thousands
In service		53,940,091		54,222,482
Hydro	2% to 2.6%	45,849,077	2% to 2.6%	47,173,559
Nuclear	3.3%	7,435,228	3.3%	7,963,942
Thermal	6%	655,786	6%	542,225
In progress		8,808,957		5,330,686
Hydro		6,401,254		3,711,366
Nuclear		1,116,695		736,745
Thermal		1,291,008		882,575

12.	Please add a footnote to your tabular presentation to clarify whether “Capitalizations” represents the amount of borrowing costs capitalized during the period and disclose the capitalization rate used to determine the amount of borrowing costs eligible for capitalization. Also, explain to us why they are mostly reduction amounts in your roll forward schedules. Please refer to IAS 23, paragraph 26.

Andrew D. Mew

January 31, 2012

The Company respectfully advises the Staff that it will change the term “Capitalizations” to “Special Obligation” in future filings. The amounts included under capitalization also included Special Obligations, which are explained in further detail in Question 10 and do not relate to the capitalization of borrowing costs.

Note 19. Intangible Asset – Concession of Public Utility, page 83

13.	Refer to the Intangible Asset breakout table. Explain to us and disclose the nature of the line item “Special Liabilities” and why these apparent adjustments were netted against the Intangible Asset.

In response to the Staff’s comment, the Company respectfully advises the Staff that the term “Special Liabilities” has the same meaning as “Special Obligations” mentioned in Question 10 above. The use of the term “Special Liabilities” is the result of a translation error, and the Company will use the term “Special Obligations” in future filings.

Note 30. Post-Employment Benefits, page 101

14.	Please explain to us the nature of the adjustment “Compensation of quotas – DC Plan” reflected in several of your tables.

In response to the Staff’s comment, the Company respectfully advises the Staff that it has two employee benefit plans – Defined Contribution and Defined Benefit. When an employee decides to transfer from one plan to the other, the “Compensation of quotas” is used to reflect the accounting effects of this migration, mainly, consisting of a decrease in assets and liabilities from the first plan and an increase in assets and liabilities in the second plan.

Note 31. Provisions for Contingencies, page 107

15.	Please refer to your disclosure of Environmental Proceedings on page 91 of Item 8. Please advise us where you have included disclosure of these matters in the notes to your audited financial statements or advise us of your basis for not including disclosure of these matters pursuant to IAS 37.

The Company respectfully advises the Staff that it does not believe disclosure of the environmental proceedings to its audited financial statements is warranted pursuant to IAS 37, paragraph 86 because the Company has determined, based on the opinion of external counsel, that the risk of loss was remote with respect to the environmental proceedings in which the Company was involved as of December 30, 2010.

Andrew D. Mew

January 31, 2012

Note 34. Advances for Future Capital Increase, page 116

16.	We note your disclosure that advances for future capital increase was reclassified to noncurrent liabilities. Please clarify what you mean when you state these advances “…so far, were presented in shareholders’ equity.” Please explain to us the appropriateness of the reclassification under IFRS and why the reclassification did not result in a reconciling item in your shareholders equity reconciliation from US GAAP to IFRS in Note 46 on page 144. In addition, please explain to us the Acquisition of equity interest in CEEE and CGTEE. Note 3.3 on page 20 discloses that CGTEE is fully consolidated.

The Company notes that advances for capital increases are amounts received from the Brazilian federal government that the Company intends to convert into capital in subsequent years.

In accordance with prior Brazilian GAAP, the Company recorded these advances under Stockholders Equity. Under IFRS, these advances were reclassified as liabilities. They did not meet the requirements for equity classification because, according to IAS 32, they did not have a fixed number of shares for a fixed amount. The Company also classified these amounts as a liability under US GAAP. These advances were subsequently converted into capital in 2011 as stated in Note 47.

The table in the footnotes describes the use of these advances, which were mainly invested in the acquisition of CEEE and CGTEE. The Company confirms that CGTEE is fully consolidated.

Note 44. Business Segment Information, page 134

17.	Please expand your disclosure to include a reconciliation of the reportable segments’ assets and liabilities to the consolidated entity’s. We note your disclosure of the fixed asset items related to the infrastructure of the electricity generation segment in Note 16. See IFRS 8, paragraph 28.

In response to the Staff’s comment, the Company notes that IFRS 8, paragraph 23 requires segmentation of assets and liabilities for each reportable segment if such amounts are regularly provided to the chief operating decision maker (or CODM). The

Andrew D. Mew

January 31, 2012

Company provides the CODM with income statement information about the applicable segments, but it does not provide segmented asset and liability information. Accordingly, the Company does not present its assets and liabilities on a segmented basis in accordance with IFRS 8, paragraph 28. In future filings the Company will include a reference to the notes to our financial statements which include the business segment information.

18.	Explain to us and disclose what the “Administration” segment represents. Note 46. Main Consolidated Financial Statement Impacts resulting from the first-time adoption of IFRS as compared to U.S. GAAP, page 144.

In response to the Staff’s comment, the Company respectfully advises the Staff that the “Administration” segment represents the Company’s operational or “back-office” expenses.

19.	Please reconcile for us your Shareholders’ equity as originally presented under US GAAP as of the transition date of January 1, 2009 in the amount of R$69,730,480 to the R$69,380,962 as of December 31, 2008 reported in your Form 20-F filed July 1, 2011.

In response to the Staff’s comment, the Company respectfully advises the Staff that the Stockholders Equity in its 2009 Form 20-F was R$69,441,559 and its minority interest was R$288,921, totaling R$69,730,480. This is the same balance included in the IFRS reconciliation.

Andrew D. Mew

January 31, 2012

20.	Your reconciliation of Shareholders’ equity as originally presented under US GAAP to IRFS includes adjustments which reference more than one explanation. Where you have aggregated adjustments, please expand your explanation footnotes to disclose the amount of the individual relevant adjustment. For example, please include in your explanation of (a), the amount of the fixed asset adjustment and the amount of the consolidation adjustment specifically related to the Itaipu Binacional Consolidation. Please refer to IFRS 1, paragraph 25.

In response to the Staff’s comment, the Company notes that it will include an explanation for each relevant adjustment in future filings. Below please find an example:

	As of the transition date January 1, 2009	As of December 31, 2009
Shareholders’ equity as originally presented under US GAAP	69,730,480	69,797,754
Post employment obligations (h)	238,410	107
IFRIC 12 (c)	561,991	1,119,964
Reversal of Impairment (f)	—	673,232
Fair Value of Investments (b)	(2,326,343)	(3,610,178)
Equity (b)	446,727	1,673,157
Shareholders Remuneration (g)	9,336,958	—
Regulatory Assets and Liabilities (e)	(232,896)	(283,815)
Consolidation adjustments (a, d)	(167,405)	(54,920)
Others	(278,016)	63,749
Shareholders’ equity as presented under IFRS	77,309,906	69,379,050

Below please find example explanations of the adjustments in the balance sheets and in the income statement:

a)	Itaipu Binacional Consolidation

Itaipu Binacional is a joint venture owned equally by the Company and ANDE - Administración Nacional de Eletricidad (a company owned by the government of Paraguay). It was created by an international treaty entered into by Brazil and Paraguay. The Company is responsible for acquiring and reselling its share (50%) of the electric power generated by Itaipu Binacional. For IFRS purposes, Itaipu Binacional is classified as a joint venture, which the Company accounts using proportional consolidation (50%).

Itaipu Binacional shareholders’ equity is not sufficient to allow it to fund its activities and, consequently, it needs financial support from the Company and the Brazilian Federal Government (the Company’s majority shareholder). 42% of Itaipu Binancial’s debt is financed by the Company, and 56% is financed by the Brazilian Treasury. In addition, even though the Company is responsible for selling its share of the electric power generated by Itaipu Binacional, historically the Company has been responsible for approximately 96% of the electric power consumption generated by Itaipu Binacional.

Based on the reasons discussed above, Itaipu Binacional has been fully included in the US GAAP consolidated financial statements of the Company, in accordance with ASC-810 Consolidation. The adjustments noted in the “Itaipu” column relate to the additional 50% consolidated for US GAAP purposes.

Andrew D. Mew

January 31, 2012

b)	Investments

Under US GAAP, ASC 320, “Investments in Debt and Equity Securities,” an entity, at acquisition, shall classify equity securities into trading securities, available for sale securities or held-to-maturity. It is also permitted to measure investments in debt and equity securities at fair value when there is readily determinable fair value information.

Investments in associates were not accounted using the equity method under US GAAP due to the inability to obtain financial information from the Company’s associates. The Company therefore concluded that there was no significant influence under USGAAP (ASC 323 “Investments: Equity method and Joint ventures”). Accordingly, investments in associates were classified as available for sale securities. These investments are recognized at their publicly quoted market price, when available, and under cost basis as per ASC 325 “Cost method investments” when readily determinable fair value information is not available.

Under IFRS, these investments in associates have been accounted for using the equity method, and as a result, the fair value adjustment under US GAAP was reversed and the respective equity method adjustment has been recorded, including dividends received.

c)	IFRIC 12

According to IFRIC 12, when an operator is remunerated by the users of public service due to the fact that it obtained the right to charge them a given price for a period agreed with the grantor, the acquisition cost of obtaining this right is recognized as an intangible asset.

On the other hand, when the remuneration of the investment made by the operator is the responsibility of the grantor, and the agreement establishes that there is an unconditional right to receive cash or other financial asset, whether or not the infrastructure (demand) is actually used over the period of the concession, the remuneration is recognized as a financial asset. This occurred with Company’s transmissions concessions, and resulted in the recognition of a financial asset.

In the electricity generation business, except for Itaipu and Amazonas Energia, IFRIC 12 is not applicable, and the infrastructure remains classified as fixed assets. However, the interpretation is applicable to electricity distribution and transmission, and these businesses qualify in the mixed model (a split between intangible and financial assets) and in the financial model, respectively.

Andrew D. Mew

January 31, 2012

With respect to Itaipu, all of the infrastructure was classified as being in the scope of IFRIC 12 due to the following specific facts:

•

Itaipu Binacional is governed by a Bilateral Treaty signed in 1973 which established tariff conditions, and the basis of the tariff was an amount that covered expenses and the debt service of this Company.

•	Tariff basis and trading terms are in force until 2023, which corresponds to a significant part of the useful life of the plant.

The infrastructure was classified as a financial asset under IFRS, which was treated as fixed assets under US GAAP. This resulted in the reclassification of accounts receivable, reimbursement rights, fixed assets, reimbursement obligations, and suppliers as a financial asset. There was also an impact on income statement due to differences between amortization rates based on concession terms under IFRS and regulatory depreciation rates under US GAAP.

d)	Consolidation of SPE’s

Special purpose entities (“SPE”), which were previously not consolidated, started to be consolidated in compliance with IFRS. Beginning in January 1, 2009, the Company has calculated the proportional consolidation of the investments qualifying as joint venture. These entities were not consolidated for US GAAP purposes due to the inability to obtain financial information from these entities.

e)	Regulatory Assets and Liabilities

Under US GAAP, the recoverable costs to be deferred under ASC 980 – Regulated Operations, are classified as Deferred Regulatory Assets as this amount will be recovered through future tariffs.

However, for IFRS purposes, regulatory assets and liabilities subject to tariff adjustment in subsequent periods are not provided for in the current accounting framework of IFRS and, as such, were reverted in all presented periods.

Andrew D. Mew

January 31, 2012

f)	Reversal of Impairment

In prior years, the Company recorded an impairment in the amount of approximately R$673 million for certain electricity generation fixed assets. In 2009, a new analysis was performed by the Company, based mainly on the renewal of a concession for an additional period of 20 year. This resulted in the reversal of impairment under IFRS. However, impairment reversals are not allowed under US GAAP.

g)	Shareholders remuneration

The Company declared dividends in prior years that, based on statutory law, were not paid due to the shortage of cash, and such dividends were recorded in a reserve in the equity accounts as allowed in the Brazilian legislation. Under USGAAP these dividends have always been recorded as a liability. Payment of these dividends was determined in 2009. For IFRS purposes these dividends were treated as liability only starting from December 31, 2009, thus reverting the liability under USGAAP against equity as of January 1, 2009.

h)	Post employment obligations

Although there are no significant differences in the actuarial calculation of post-employment obligations for IFRS compared to US GAAP, accumulated unrecognized actuarial gains and losses can be recognized at the first-time adoption of IFRS in the opening balance as of January 1, 2009. Additionally, the Company no longer applies the “corridor” approach for IFRS. Instead the Company recognizes all actuarial gains or losses through other comprehensive income.

Under IFRS, the Company adopted the limit criteria for recognition of the actuarial asset and the minimum funding requirements as provided for in IFRIC 14. These adjustments were taken into effect substantially in the opening balance.

i)	Deferred Income and Contribution Taxes

In accordance with IAS 12, a number of adjustments result in a deferred income tax adjustment as they do not have an immediate impact for tax purposes.

21.

Please revise your disclosure to clearly state your “previous GAAP” for purposes of applying IFRS 1. While we note you have presented your financial statements in US GAAP in your SEC filings, we understand you have also utilized and applied accounting practices adopted in Brazil in your statutory financial statements, which

Andrew D. Mew

January 31, 2012

are prepared and filed in accordance with the specific rules of the Brazilian Securities Commission prior to your first-time adoption of IFRS as issued by the IASB. Further your subsidiaries and affiliates have generally all prepared financial statements using Brazilian GAAP but have not historically prepared financial statements under US GAAP. Therefore, it appears your home-country or previous GAAP is Brazilian GAAP. As such, please revise to provide a two-step reconciliation that includes the IFRS 1 reconciliation from US GAAP to previous GAAP (Brazilian GAAP) and then from previous GAAP to IFRS as issued by the IASB. Refer to Topic 6345.1 of Division of Corporation Financial Reporting Manual.

The Company respectfully advises the Staff that the Company will include the following reconciliation, which relates to the reconciliation of prior Brazilian GAAP to IFRS, in the next filing:

1 – Basis of transition to IFRS

1.1 – Application of IFRS 1

The consolidated financial statements of the Company for the year ended on December 31, 2010 are the first annual consolidated financial statements according to the IFRSs. The Company applied IFRS 1 in the preparation of these consolidated financial statements.

The transition date of the Company is January 1, 2009. The Company has prepared its opening balance sheet according to the IFRS on this date.

In preparing the financial statements according to the IFRS 1, the Company applied the relevant mandatory exceptions and certain optional exemptions related to full retroactive application of the IFRS.

1.2 – Exemptions of full retrospective application adopted by the Company

The Company chose to apply the following exemptions related to retroactive application:

a) Exemption of pension benefits

The Company chose to recognize all past actuarial gains and losses cumulatively on January 1, 2009.

Andrew D. Mew

January 31, 2012

b) Exemption for presentation of accumulated exchange conversion adjustments

The Company chose to reevaluate the accumulated effects on the transition date to IFRS. The Company recognized the conversion adjustments directly in a specific account in shareholders’ equity.

c) Exemption for capitalization of costs of loans

The Company has chosen to apply the exemption provided for in IFRS 1 related to costs of loans, but it did not reevaluate interest capitalizations prior to the transition date.

d) Exemption for initial treatment of IFRIC 12

The Company has chosen to apply the exemption provided for in IFRS 1 related to the infrastructure of assets classified as concession assets on the transition date and made the corresponding reclassifications based on the residual book value on January 1, 2009.

e) Use of attributed cost

The Company did not account for the added value of assets at their fair value. Given the end of the concessions of a relevant portion of the Company’s operations (in the year 2015) and given the uncertainties related to the value of the indemnification, the historical cost was maintained as the base value of fixed assets. The Company understands that the fair value of its assets exceeds its book value, and the Company has concluded that the historical cost represents the best accounting measurement for fixed assets.

Other exemptions provided for in IFRS 1 are not applicable to the Company and its subsidiaries.

1.3 – Exceptions of retrospective application followed by the Company

The Company has applied the mandatory exception to the estimates in retroactive application due to the fact that the estimates under IFRS on January 1, 2009 and on December 31, 2009 are consistent with the estimates made on the same dates under Brazilian GAAP.

Andrew D. Mew

January 31, 2012

The Company did not apply other mandatory exceptions under IFRS 1 for the following:

•	Hedge accounting;

•	Reversal of financial assets and liabilities; and

•	Non-controlling shareholders’ interest.

2 – Reconciliation between BR GAAP and IFRS

Below please find explanations regarding relevant adjustments in the balance sheets and in the income statement, and the reconciliations presenting the quantified transition effects.

a)	Consolidation of SPE

In compliance with the IFRS, the Company consolidated several special purpose companies – SPEs that were previously not consolidated. The Company began to proportionally consolidate investments qualifying as shared control on January 1, 2009.

b)	Retirement liabilities adjustment

The Company has chosen to apply the IFRS 1 pension plan exemption. Additionally, the Company adopted the limit for the recognition of actuarial assets and the minimum coverage requirements under IFRIC 14. These adjustments were taken into effect in the opening balance.

c)	Use of public property - UBP

The Company began to account for the present value of the payment obligations for the use of public property as an intangible asset liability on the transition date to IFRS.

d)	Interest on equity – JCP and dividends

According to the Brazilian GAAP, interest on equity and dividends are recognized at the end of the fiscal year, even if the dividends have not been officially declared.

Andrew D. Mew

January 31, 2012

e)	Fixed Assets

As provided for in the chart of energy sector accounts approved by ANEEL, in previous years the Company included a capitalization of various expenditures not qualifying as capitalizable expenses according to IAS 36. These expenses include: certain general and administrative expenses, interest on equity capitalized on work in progress, foreign exchange rate changes, late environmental expenses and others. The Brazilian Corporate Law created a monetary restatement of non-monetary assets through 1995. However, according to the definition of a hyperinflation economy under IAS 29, monetary restatement of the referred assets should have been calculated through 1997. The Company researched the referred expenses for electricity generation assets that remained classified as fixed assets. This research led to adjustments. Additionally, the Company considers the book value of the fixed asset when determining the residual value.

f)	Classification of cash and cash equivalents

The Company has investments in exclusive funds, and this portfolio is substantially comprised of long term public securities. The majority of these securities have a maturity of over 90 days. Investments of this nature are now classified as short-term investments according to IAS 7.

g)	Regulatory assets and liabilities

According to the previous accounting standards, electricity distribution companies recorded regulatory assets and liabilities subject to tariff adjustment in subsequent periods. Under IFRS, these assets and liabilities are now recorded in all periods presented.

h)	Investments

According to IAS 39, certain investments in minority equity interest that used to be accounted for at cost are now accounted for at market value. These investments were classified as available for sale.

i)	Advances for future capital increase - AFAC

Advances classified in shareholders’ equity were reclassified as non-current liabilities because they do not meet the conditions to be classified as equity instruments under IAS 32.

Andrew D. Mew

January 31, 2012

j)	Proposed dividends

Only minimum mandatory dividends should be registered as liabilities in the financial statements prior to their approval. The dividend distributions proposed by the management that exceeds the minimum mandatory dividends are recorded in shareholders’ equity as profit reserves, denominated proposed dividends reserve. They are recorded as liabilities after approval in the Ordinary Shareholders’ Meeting. Thus, dividends recorded as liabilities on January 1, 2009 and on December 31, 2009 were reclassified in shareholders’ equity.

k)	Net revenues

According to the previous accounting practices, the Company’s revenue was segregated in the income statement into gross operating revenue, deductions of the gross operating revenue and net operating revenue. IAF 18 Revenues established that, for purposes of disclosure in the income statement, revenues will only include the gross inflow of economic benefits received by the entity from its own activities. Amounts charged on behalf of third parties, such as taxes on sales and resources earmarked for research and development, are not economic benefits flowing to the entity and do not increase the shareholders’ equity. Therefore, they are not included under revenue.

l)	Retained earnings

Except for reclassified items, all adjustments above were accounted for against the initial retained earnings on January 1st, 2009.

Andrew D. Mew

January 31, 2012

2.1 – Reconciliation of the balance sheet on – January 1, 2009

	CONSOLIDATED
	12/31/2008 BR GAAP	IFRS ADJUSTMENTS CONSOLIDATION	1/1/2009 Opening Balance Sheet - IFRS
ASSETS
CURRENT
Cash and cash equivalents	12,832,000	(7,304,532)	5,527,468
Restricted cash	734,386	(0)	734,386
Accounts receivable	4,341,459	(1,223,065)	3,118,394
Accounts receivable		3,118,394	3,118,394
Financial asset of concesson agreements		522,851	522,851
Financial asset - Itaipu		1,100,155	1,100,155
Financings and loans	1,493,271	6,149	1,499,420
Fuel Consumption Account	554,748	(3,854)	550,894
Investment remuneration	261,093	(199,142)	61,951
Marketable securities	—	7,439,509	7,439,509
Renegotiated credits	619,871	(619,871)	—
Deferred tax assets	2,081,850	(1,571,967)	509,883
Reimbursement rights	516,766	11,043	527,809
Other Debtors	377,879	(4,809)	373,070
Warehouse	759,963	(164,053)	595,911
Prepaid expenses	76,874	(31,596)	45,278
Financial instruments		52,640	52,640
Other	947,497	(584,553)	362,944

	25,597,657	543,300	26,140,957
NON CURRENT
LONG-TERM ASSETS
Financings and loans	13,467,643	(62,465)	13,405,178
Renegotiated credits	2,070,302	(2,070,302)	—
Accounts receivable	—	1,874,062	1,874,062
Marketable securities	617,889	584	618,473
Stock of nuclear fuel	725,142	(4,848)	720,294
Financial asset of concesson agreements	—	20,821,244	20,821,244
Financial asset - Itaipu	—	24,119,962	24,119,962
Deferred tax assets	2,786,948	663,769	3,450,717
Escrow deposits		991,957	991,957
Fuel Consumption Account	572,279		572,279
Reimbursement rights	4,312,809	(4,312,809)	—
Financial instruments	—	40,050	40,050
Other	1,363,886	(351,644)	1,012,242

	25,916,898	41,709,560	67,626,458
Advances for corporate shares	4,027	1	4,028

	25,920,925	41,709,561	67,630,486
INVESTMENTS	5,896,865	(853,721)	5,043,144
FIXED ASSETS	80,262,674	(43,767,016)	36,495,658
INTANGIBLE	—	—	—
Contratos de concessão	—	1,328,055	1,328,055
Other	375,811	636,432	1,012,243

	86,535,350	(44,620,737)	43,879,100

TOTAL ASSETS	138,053,932	(2,367,876)	137,650,542

Andrew D. Mew

January 31, 2012

	CONSOLIDATED
	12/31/2008 BR GAAP	IFRS ADJUSTMENTS	1/1/2009 Opening Balance Sheet - IFRS
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT
Financings and loans	1,714,611	(579,115)	1,135,497
Compulsory loan	85,205	741	85,946
Suppliers	2,594,567	(90,274)	2,504,293
Advances from clients	53,159	—	53,159
Taxes and social contributions	2,075,726	(1,265,190)	810,536
Fuel Consumption Account	670,482	(2,856)	667,626
Shareholders’ remuneration	1,948,109	(260,661)	1,687,448
National Treasury Credits	72,236	—	72,236
Estimated liabilities	550,573	50,088	600,661
Reimbursement obligations	923,344	(443,476)	479,868
Complementary pension plan	502,699	7,498	510,197
Provisions for contingencies	1,481,709	(1,178,257)	303,452
Regulatory fees	708,285	(13,038)	695,247
Leasing	—	106,435	106,435
Concessions payable	—	—	—
Financial instruments	—	296,134	296,134
Other	906,311	(253,895)	652,417

	14,287,017	(3,625,866)	10,661,151
NON CURRENT
Financings and loans	18,297,562	8,612,669	26,910,231
National Treasury Credits	2,854,201	(2,450,772)	403,429
Suppliers	—	—	—
Global Reversion Reserve - RGR	7,193,770	(7,193,770)	—
Compulsory loan	129,866	—	129,866
Taxes and social contributions	2,713,664	(241,492)	2,472,172
Shareholders’ remuneration	—	—	—
Decommission obligations	266,168	—	266,168
Advances from clients	1,018,488	—	1,018,488
Fuel Consumption Account	1,432,982	(19,943)	1,413,039
Provisions for contingencies	1,695,556	2,074,109	3,769,666
Complementary pension plan	1,567,002	612,842	2,179,845
Provision for unfunded liabilities in subsidiaries	—	(1)	(1)
Reimbursement obligations	—	—	—
Leasing	—	1,685,071	1,685,071
Concessions payable	—	656,249	656,249
Advances for future capital increase	—	4,287,353	4,287,353
Financial instruments	—	40,050	40,050
Other	746,628	357,133	1,103,761

	37,915,887	8,419,499	46,335,386
MINORITY INTEREST	232,668	(232,668)	—
SHAREHOLDERS’ EQUITY
Capital stock	26,156,567	0	26,156,567
Treasury stock	—	0	—
Capital reserves	26,048,342	0	26,048,342
Revaluation reserves	196,906	(196,906)	—
Profit retention	28,900,908	0	28,900,908
Retained earnings	—	(4,086,684)	(4,086,684)
Asset valuation adjustments	28,285	168,621	196,906
Proposed Additional Dividend		257,836	257,836
Other comprehensive income		(285,485)	(285,485)
Minority interest		121,516	121,516

	81,331,008	(4,021,102)	77,309,906
Advances for future capital increase	4,287,351		—

	85,618,359	(4,021,102)	77,309,906

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	138,053,932	772,531	134,306,443

Andrew D. Mew

January 31, 2012

2.2 – Reconciliation of the balance sheet on December 31, 2009

	CONSOLIDATED
	12/31/2009 BR GAAP	IFRS ADJUSTMENTS CONSOLIDATION	12/31/2009 IFRS
ASSETS
CURRENT
Cash and cash equivalents	15,398,093	(6,780,799)	8,617,294
Restricted cash	1,341,719	(0)	1,341,719
Consumidorese revendedores	4,260,617	(4,260,617)	—
Accounts receivable	—	3,102,079	3,102,079
Financial asset of concession agreements	—	715,720	715,720
Financial asset - Itaipu	—	854,656	854,656
Financings and loans	1,922,866	3,327	1,926,193
Fuel Consumption Account	375,558	502,275	877,833
Investment remuneration	340,607	(261,881)	78,726
Marketable securities	—	7,662,640	7,662,640
Renegotiated credits	421,922	(421,922)	—
Deferred tax assets	1,120,239	206,694	1,326,933
Reimbursement rights	946,212	(724,693)	221,519
Other Debtors	582,749	19,982	602,731
Warehouse	859,285	(184,181)	675,104
Prepaid expenses	88,176	(29,411)	58,765
Financial instruments	—	227,540	227,540
Other	536,922	(25,150)	511,773

	28,194,966	606,260	28,801,225
NON CURRENT
LONG - TERM ASSETS
Financings and loans	9,836,412	3,416	9,839,828
Renegotiated credits	1,523,630	(1,523,630)	—
Accounts receivable	—	1,431,080	1,431,080
Marketable securities	687,291	(103)	687,188
Stock of nuclear fuel	755,434	—	755,434
Financial asset of concession agreements	—	22,352,102	22,352,102
Financial asset - Itaipu	—	16,744,837	16,744,837
Deferred tax assets	4,581,036	(87,813)	4,493,223
Escrow deposits	—	1,521,317,359	1,521,317
Fuel Consumption Account	1,074,402	99,178	1,173,580
Reimbursement rights	1,842,309	(1,842,309)	—
Financial instruments	—	228,020	228,020
Other	712,452	53,694	766,145

	21,012,966	38,979,789	59,992,755
Advances for corporate shares	4,000		4,000

	21,016,966	38,979,789	59,996,755
INVESTMENTS	6,816,146	(1,528,039)	5,288,107
FIXED ASSETS	77,261,818	(35,664,213)	41,597,605
INTANGIBLE	—	—	—
Contratos de concessão	—	991,879	991,879
Other	526,764	506,040	1,032,804

	84,604,728	(37,192,252)	48,910,395

TOTAL ASSETS	133,816,660	2,393,797	137,708,376

Andrew D. Mew

January 31, 2012

	CONSOLIDATED
	12/31/2009 BR GAAP	IFRS ADJUSTMENTS CONSOLIDATION	12/31/2009 IFRS
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT
Financings and loans	998,626	116,649	1,115,275
Compulsory loan	12,941	734	13,675
Suppliers	3,471,735	(392 ,121)	3,079,614
Advances from clients	63,400	—	63,400
Taxes and social contributions	1,144,100	(180,735)	963,365
Fuel Consumption Account	923,535	—	923,535
Shareholders’ remuneration	3,553,545	-339095.4716	3,214,450
National Treasury Credits	76,036	—	76,036
Estimated liabilities	832,535	(160,321)	672,214
Reimbursement obligations	1,264,046	(407,045)	857,001
Complementary pension plan	423,087	(71,938)	351,149
Provisions for contingencies	121,526	131,182	252,708
Regulatory fees	596,468	(7,035)	589,433
Leasing	—	108827	108,827
Concessions payable	—	0	—
Financial instruments		40050	40,050
Other	681,843	267,270	949,113

	14,163,424	(893,579)	13,269,844
NON CURRENT
Financings and loans	16,791,118	11,601,424	28,392,542
National Treasury Credits	1,344,571	1,033,265	311,306
Suppliers		—	—
Global Reversion Reserve - RGR	7,656,946	-7656946	—
Compulsory loan	127,358	—	127,358
Taxes and social contributions	1,155,410	118,480	1,273,890
Shareholders’ remuneration	7,697,579	—	7,697,579
Decommission obligations	215,306	108,020	323,326
Advances from clients	978,980	—	978,980
Fuel Consumption Account	908,832	435,548	1,344,380
Provisions for contingencies	2,302,017	1,226,900	3,528,917
Complementary pension plan	2,000,398	8,387	1,992,012
Provision for unfunded liabilities in subsidiaries		—	—
Reimbursement obligations		—	—
Leasing		1639448	1,639,448
Concessions payable		761131	761,131
Advances for future capital increase		4712825	4,712,825
Financial instruments		228020	228,020
Other	2,177,792	430,024	1,747,768

	43,356,307	11,703,174	55,059,482
MINORITY INTEREST	205,144	(205,144)	—
SHAREHOLDERS’ EQUITY
Capital stock	26,156,567	0	26,156,567
Treasury stock	—	0	—
Capital reserves	26,048,342	0	26,048,342
Revaluation reserves	179,427	-179427	—
Profit retention	19,009,667	1	19,009,668
Retained earnings		(3,345,744)	(3,345,744)
Asset valuation adjustments	(15,043)	194,470	179,427
Proposed Additional Dividend		370,755	370,755
Other comprehensive income		827491.1062	827,491
Minority interest		132,543	132,543

	71,378,960	(1,999,910)	69,379,050
Advances for future capital increase	4,712,825	(4,712,825)	—

	76,091,785	(6,712,735)	69,379,050

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	133,816,660	4,096,860	137,708,376

Andrew D. Mew

January 31, 2012

	CONSOLIDATED
	12/31/2009 BR GAAP	IFRS ADJUSTMENTS CONSOLIDATION	12/31/2009 IFRS
NET OPERATING REVENUES	27,652,513	(2,940,577)	24,711,937
OPERATING EXPENSES
Personnel Supplies and Services	6,453,314	32,904	6,486,218
Profit sharing for employees and management	207,482	77,052	284,534
Electricity purchased for reselling	6,122,533	(2,541,137)	3,581,396
Fuel for electricity production	742,372	13,913	756,285
PASEP and COFINS	1,504,665	(1,504,665)	—
Use of the grid	1,270,463	(7,055)	1,263,408
Remuneration and indemnification	1,184,482	3,550	1,188,032
Depreciation and amortization	2,397,874	(773,628)	1,624,246
Amortization - Assets linked to Distribution	—	—	—
Operation and maintenance - distribution	—	—	—
Construction	—	1,723,960	1,723,960
Operation and maintenance - Transmission	—	—	—
Construction - Transmission	—	—	—
Depreciation and amortization - Fixed Assets and Intangible	—	—	—
Operating provisions	1,516,796	623,610	2,140,406
Itaipu’s income to offset	669,675	(1)	669,675
Donations and contributions	237,872	106	237,978
Other	904,351	(199,903)	704,449

	23,211,880	(2,551,294)	20,660,585
OPERATING INCOME BEFORE THE FINANCIAL RESULT	4,440,634	(389,283)	4,051,351

FINANCIAL RESULT
Financial Revenues	1,037,626	(2,139)	1,035,487
Revenues from interest, commissions and taxes	1,416,513	48,269	1,464,782
Revenue from financial investments	200,148	27,997	228,145
Arrears surcharge on electricity	334,699	21,323	356,023
Monetary restatement	—	736,766	736,766
Other financial revenues	—	—	—
Financial Expenses	—	—	—
Debt charges	(1,686,761)	(71,712)	(1,758,473)
Leasing charges	0	(213,470)	(213,470)
Charges on shareholders’ resources	(1,467,632)	(1,081)	(1,468,713)
Exchange rate variations	(3,979,338)	(39,304)	(4,018,643)
Other financial expenses	(1,129,157)	1,129,157	—

	(5,273,903)	1,635,806	(3,638,097)
OTHER (EXPENSES) AND REVENUES	(97,697)
INCOME BEFORE INCOME TAX AND SOCIAL CONTRIBUTIONS	(930,966)	1,246,523	413,254

Income tax	887,304	(251,429)	635,875
Social contribution on net income	309,115	(108,105)	201,010

NET INCOME OF THE YEAR	265,453	886,989	1,250,139

ATTRIBUTABLE TO CONTROLLING SHAREHOLDERS	170,526	740,942	911,467
ATTRIBUTABLE TO NON-CONNTROLLING SHAREHOLDERS	94,927	243,745	338,673

Andrew D. Mew

January 31, 2012

22.	We note your disclosure under b) Investments that, due to your inability to obtain financial information from certain associates, you concluded you did not exercise significant influence under FASB ASC 323; however, you have concluded that equity method accounting is appropriate under IFRS. Given that both sets of GAAPs have similar criteria in determining significant influence, please further explain to us how you determined it was not inconsistent to apply two different methods of accounting to the equity investments for the same set of conditions that existed in the 2009 reporting period. In addition, expand your disclosure to further explain, if true, why your inability to obtain US GAAP financial statements represents the only indication that you lacked significant influence over the operating and financial policies of the investees under US GAAP. Any specific accounting literature that you can cite or analogize to should be disclosed. If you have evaluated other facts and circumstances related to these investments in your evaluation under IFRS, versus US GAAP, in determining whether you exercised significant influence, please advise us of the additional factors considered and indicate such in your disclosures. Refer to IAS 28, paragraphs 6 to 10.

Based on the percentage of ownership, the presumption would have been to apply the equity method under US GAAP. However, in 2009 the Company requested US GAAP financial statements from its affiliated entities and did not receive it. In 2010, the Company requested IFRS financial information from its affiliated entities and received that information. As these entities provided all of the financial information the Company requested, it concluded that it exerted significant influence on them. Consistent with the guidance in FASB ASC 810, the Company determined that it would not be appropriate to apply the equity method of accounting under US GAAP. This matter was extensively discussed with the Staff of the Office of Chief Accountant and the Division of Corporation Finance, including Craig Olinger, who did not object to the Company’s conclusion that it should not apply the equity method of accounting for purposes of presenting US GAAP financial statements and that it should apply the cost method.

The Company does not believe the fact that it was unable to obtain US GAAP information for such entities precludes the Company from using the equity method of accounting under IFRS. Given the percentage ownership, as outlined in response to Question 2, the company believes that it meets the criteria for the presumption of applying the equity method under IAS 28, paragraph 6 and the criteria in paragraphs 7 through 10. Because the Company believed that it did exercise significant influence in 2010 for the reasons set forth above, in its IFRS 2009 financials the Company also used the equity pick-up method for those affiliates as (1) unlike its US GAAP analysis, the Company was able to receive IFRS financial information and (2) it felt that the equity method for its 2009 IFRS financials was not only defensible on a facts and circumstances analysis but also resulted in IFRS financial information for 2010 and 2009 on a like-for-like basis.

Andrew D. Mew

January 31, 2012

23.	Please refer to d) Consolidation of SPE’s. Please expand your disclosure to state how the special purpose entities were accounted for under US GAAP to enable users to better understand the adjustment. We note that you consolidated these entities under IFRS, but you did not consolidate them under US GAAP for the 2009 reporting period under the same apparent facts and circumstances. Please advise us of the specific US GAAP and IFRS literature you relied upon to explain why your inability to obtain US GAAP financial information was the sole criteria considered in your accounting for the special purpose entities under US GAAP and how it was appropriate to consolidate them under IFRS.

Based on the percentage of ownership, the presumption would have been to apply the equity method under US GAAP. However, in 2009 the Company requested US GAAP financial statements from its affiliated entities and did not receive it. In 2010, the Company requested IFRS financial information from its affiliated entities and received that information. As these entities provided all of the financial information the Company requested, it concluded that it exerted significant influence on them. Consistent with the guidance in FASB ASC 810, the Company determined that it would not be appropriate to consolidate the SPEs under US GAAP. This matter was extensively discussed with the Staff of the Office of Chief Accountant and the Division of Corporation Finance, including Craig Olinger, who did not object to the Company’s conclusion that it should not consolidate the SPEs for purposes of presenting US GAAP financial statements.

The Company does not believe the fact that it was unable to obtain US GAAP information for such entities precludes the Company from consolidating the SPE’s under IFRS. Because the Company believed that it did exercise significant influence in 2010 for the reasons set forth above, in its IFRS 2009 financials the Company consolidated its SPE’s under IFRS as (1) unlike our US GAAP analysis, the Company was able to receive IFRS financial information and (2) it felt that the SPE consolidate method for its 2009 IFRS financials was not only defensible on a facts and circumstances analysis but also resulted in IFRS financial information for 2010 and 2009 on a like-for-like basis.

Exhibits 12.1 and 12.2

24.	We note that the identification of the certifying individual at the beginning of the certification also includes the title of the individual. The identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual’s title.

In response to the Staff’s comment, the Company will remove the individual’s title from the certification in future filings.

Andrew D. Mew

January 31, 2012

Exhibit 16.1

25.	Item 16.F referenced in this exhibit states there was no change in Certifying Accountant while BDO Auditores Independentes state they agree with the statements as they relate to their firm in Item 16F of Form 20-F filed October 17, 2011. Please revise your disclosure under Item 16F as appropriate and provide a currently dated Auditors’ Letter Regarding Change in External Auditor.

In response to the Staff comment, the Company will provide disclosure regarding the change in accountants in the second amendment to the 2010 20-F. The Company will state:

“On March 27, 2009, our board of directors approved the engagement of PricewaterhouseCoopers Auditores Independentes as our independent registered accounting firm for the year ended December 31, 2009. Our board of directors determined not to renew the engagement of BDO Trevisan Auditores Independentes as it determined that for the next five years all of our subsidiaries should be audited by the same independent registered accounting firm. BDO Trevisan Auditores Independentes was prevented from fulfilling this function as it had already served 2 out of the 5 years permitted by Article 31 of CVM Instruction No. 308/99.

The report of BDO Trevisan Auditores Independentes on our financial statements as of and for the year ended December 31, 2008 did not contain an adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles.”

Through the second amendment to the 2010 Form 20-F filed on the date hereof, the Company amended the Form 20-F to delete Exhibit 16.1. This Auditors’ Letter Regarding Change in External Auditor was included as Exhibit 16.1 in the Company’s 2009 20-F, and therefore does not need to be included in the 2010 20-F.

Amendment No. 1 to Form 20-F for the Fiscal Year Ended December 31, 2010

Andrew D. Mew

January 31, 2012

Item 18. Financial Statements, page F-1

Consolidated Statements of Income and Comprehensive Income, page F-5

26.	Please explain to us why you did not determine other items characterized as “comprehensive income” under IAS 1 and omitted the statement of comprehensive income.

The Company respectfully advises the Staff that except for the net income of the year, no other item is characterized as “comprehensive income”, under IAS1. Thus, the statements of income and comprehensive income are the same.

Note 6. Accounts Receivable, page F-41

27.	We note your disclosure of accounts receivable for construction services and costs of construction services in Note 23. Please disclose the aggregate amount of costs incurred and profits recognized to date, the amount of advances received and the amount of retentions, if any. Please refer to IAS 11, paragraph 40.

The Company respectfully advises the Staff that as described in Note 2.1.2(a), the Company accounts for its concession agreements in accordance with IFRIC 12, Service Concession Arrangements. The construction revenue is recorded based on the fair value of the construction services. The Company advises the Staff that the construction services have not resulted in recognized profits or losses to date. Additionally, given the nature of the concession contracts, the Company did not receive advances or have retentions, as defined by IAS 11 paragraph 41, during the construction period.

* * *

In responding to the Staff’s comments, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Jonathan Zonis
Jonathan Zonis

cc: Armando Casado de Araújo